

June 12, 2020

Petros Panagiotidis
Chairman, Chief Executive Officer, and Chief Financial Officer
Castor Maritime Inc.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

> **Re: Castor Maritime Inc.**
> **Registration Statement on Form F-1**
> **Filed June 5, 2020**
> **File No. 333-238990**

Dear Mr. Panagiotidis:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Edward Horton, Esq.